CHINA YUCHAI INTERNATIONAL LIMITED
16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
TEL: (65) 6220 8411 FAX: (65) 6226 0502
Exhibit 99.1
FOR IMMEDIATE RELEASE
China Yuchai International Limited Defers
Announcement Of Its Unaudited Q1 2007 Performance
Singapore (May 15, 2007) — China Yuchai International Limited (“CYI” or the “Company”) advises that consistent with its past practice, CYI was scheduled to announce its unaudited financial results for the quarter ended March 31, 2007. As previously disclosed, CYI had a change in its independent auditors in December 2006. CYI is currently in discussions with its new independent auditors on the application of various accounting policies and standards to CYI’s financial results in accordance with U.S. GAAP. Accordingly, CYI is deferring the announcement of its unaudited financial results for the quarter ended March 31, 2007 at this time. CYI will announce its financial results as soon as CYI and its independent auditors finalize the application of appropriate accounting policies and standards to be followed by CYI.
GENERAL INFORMATION
CYI has submitted a copy of this press release on Form 6-K with the U.S. Securities and Exchange Commission. A copy of such submission has also been sent to The New York Stock Exchange.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director Mr Philip Ting, Director and CFO